November 30, 2006

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re: World Waste Technologies, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed November 27, 2006
File No. 333-136062

Dear Sir or Madam:

On behalf of World Waste Technologies, Inc., a California corporation (the “Company”), we have enclosed for filing under the Securities Act of 1933, Amendment No. 4 on Form S-1 to the Registration Statement on Form SB-2, Registration No. 333-136062 (the “Registration Statement”), including the exhibits thereto, that was initially filed with the Securities and Exchange Commission (the “Commission”) on July 27, 2006. We have supplementally also enclosed a copy of Amendment No. 4 that has been marked to show the changes that have been made to Amendment No. 3. Amendment No. 4 to the Registration Statement includes an amended prospectus (the “Prospectus”).

By its letter dated November 21, 2006, the staff of the Commission (the “Staff”) provided the Company with additional comments on the Registration Statement. We have set forth below the responses of the Company to the Staff’s comments.

General

1. Please update your financial statements and related information in your filing to the quarter ended September 30, 2006.

COMPANY RESPONSE

The financial statements and related information throughout the Registration Statement has been updated to the quarter ended September 30, 2006.

Risk Factors, page 9

Securities and Exchange Commission
November 30, 2006

2. Please remove your reference to the staff of the SEC, as this language implies that the staff has approved your revised accounting treatment.

COMPANY RESPONSE.

The language has been removed.

Selling Stockholders, page 51

3. We reissue comment 10 of our letter dated October 27, 2006 with respect to the percentage of your common stock to be owned after completion of this offering, as it does not appear that this information has been provided.

COMPANY RESPONSE.

A column indicating the percentage of our common stock to be owned after completion of the offering has been added to the table of selling stockholders.

Item 26. Recent Sales of Unregistered Securities

4. We note your response to comment 13 of our letter dated October 27, 2006. Please revise further to specify for each issuance the exemption relied upon and the facts to support your reliance.

COMPANY RESPONSE.

The disclosure has been revised further to specify for each issuance the exemption relied upon and the facts to support the Company’s reliance.

Securities and Exchange Commission
November 30, 2006

Please direct questions regarding this response letter (other than questions regarding accounting matters) to the undersigned at 310-789-1255. Questions regarding accounting matters should be addressed to David Rane, the Company’s Chief Financial Officer, at 858-391-3400.

Very truly yours, TROY & GOULD Professional Corporation /s/ Lawrence P. Schnapp Lawrence P. Schnapp
Enclosures

cc:	Pamela A. Long (via facsimile) Andrew Schoeffler (via facsimile) John Pimentel David Rane